Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-254315

August 9, 2021

ACRES Commercial Realty Corp.

Pricing Term Sheet

$150,000,000 5.75% Senior Notes Due 2026

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated August 9, 2021 and the accompanying prospectus (together, the “Preliminary Prospectus”) of ACRES Commercial Realty Corp. (the “Issuer”) relating to the securities described therein. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	ACRES Commercial Realty Corp.

Security:	$150,000,000 5.75% Senior Notes Due 2026

Rating:	BBB (Egan-Jones)

Aggregate Principal Amount Offered:	$150,000,000

Trade Date:	August 9, 2021

Settlement Date:	August 16, 2021 (T+5)*

Maturity:	August 15, 2026

Price to Public (Issue Price):	100.00% of the principal amount

Coupon (Interest Rate):	5.75% per annum

Yield to Maturity	5.75%

Spread to Comparable Treasury:	+496 basis points

Comparable Treasury:	0.625% due July 31, 2026

Comparable Treasury Price and Yield	99-05+ / 0.795%

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2022

Optional Redemption:

•  Prior to May 15, 2026 (three months prior to the maturity date of the Notes (the “Par Call Date”)), “make-whole” call at the Treasury Rate + 50 basis points (calculated as though the actual maturity date of the Notes was the Par Call Date)

•  On or after May 15, 2026 (three months prior to the maturity date of the Notes), par call

CUSIP / ISIN:	00489Q AA0 / US00489QAA04

Underwriting Discount:	2.00%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Book-Running Manager:	Raymond James & Associates, Inc.

Distribution:	SEC registered

Use of Proceeds:	The Issuer plans to use the net proceeds from the sale of the Notes, after deducting commissions and offering expenses payable by the Issuer, to redeem all $50 million aggregate principal amount of its outstanding 12.00% Senior Unsecured Notes due 2027, which the Issuer anticipates will result in a payment of approximately $55.3 million, inclusive of all payments of principal, interest and fees. The amount and timing at which any such redemptions may be effected will be in the Issuer’s sole discretion. Any remaining net proceeds from this offering will be used to make loan originations consistent with the Issuer’s investment policies and for general corporate purposes.

*   We expect that delivery of the Senior Notes will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes prior to their delivery will be required, by virtue of the fact that the Senior Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.

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